
भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | **Fax :** 022 - 22633470 / 3471 | **E-mail :** gm.snb@sbi.co.in

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

SUPPL

Date : 10.04.2010
Ref. No. : CO/S&B/VKJ/ 76

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

FILE NO. 82.4524

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
SECRETARIAL AUDIT

We enclose for your information, a copy of our letter No.CO/S&B/VKJ/69 dated 10.04.2010 addressed to the Bombay Stock Exchange Ltd., Mumbai.

Yours faithfully,


(Man Mohan Pathak)
General Manager

Encl: as above



11.28




भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers, 11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 10.04.2010

Ref. CO/S&B/VKJ/69

FILE NO. 82.4524

Dear Sir/Madam,

SECRETARIAL AUDIT

In terms of Securities Exchange Board of India (SEBI)'s letter No. SMD/Policy/25475/2002 dated the 31st December, 2002, we forward herewith a certificate dated 06th April, 2010 issued by M/s Sudit K Parekh & Co., Chartered Accountants, for the quarter ended 31.03.2010, who have conducted Secretarial Audit of the Bank's capital and certified that:

i) Total number of shares held in NSDL, CDSL and in physical form are:

a) Total number of equity shares held in physical form	1,27,65,873
b) Total number of equity shares held in dematerialized form	62,21,16,771
Total	**63,48,82,644**

ii) The Register of Members (RoM) is updated.
iii) All requests received for dematerialisation during the quarter have been processed within 21 days.

Yours faithfully,



(Man Mohan Pathak)
General Manager

Encl. as above

Sudit K Parekh & Co

Chartered Accountants

Ballard House, 2nd Floor, Adi Marzban Path, Ballard Pier, Fort, Mumbai – 400 001
Ph: + 91 22 6617 8000, Fax: + 91 22 6617 8002
Email: admin@skparekh.com

STATE BANK OF INDIA FILE NO. 82.4524

SHARE COMPLIANCE AUDIT REPORT

We have checked the Equity shares issued by State Bank of India held in physical and dematerialized form as at 31st March, 2010. The record of physical shares is maintained by the Registrar and Transfer Agent M/s. Datamatics Financial Services Ltd. and dematerialized shares data has been downloaded from CDSL and NSDL. The details as required by Regulation 55A of the SEBI (Depositories and Participants) Regulations, 1996 are provided as under:

1.	For Quarter ended	:	31st March, 2010
2.	ISIN	:	INE 062A01012
3.	Face value	:	Rs.10/-
4.	Name of the Company	:	State Bank Of India
5.	Registered Office address	:	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400021.
6.	Correspondence address	:	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021.
7.	Telephone & Fax Nos	:	22883888/22855348
8.	Email address	:	gm.snb@sbi.co.in
9.	Names of the Stock Exchange where the company's securities are listed	:	BSE, NSE, Ahmedabad SE, Madras SE, Calcutta SE, Delhi SE.

		Number of shares	% of Total Listed Capital
10.	Issued capital	63,48,82,644	100%
11.	Listed capital (Exchange-wise) (as per company records)	63,48,82,644	100%
12.	Held in dematerialized form in CDSL	40,91,21,422	33.55%
13.	Held in dematerialized form in NSDL	21,29 ,95,349	64.44%

14. Physical | 1,27,65,873 | 2.01%

15. Total no. of shares (12+13+14) | 63,48,82,644

16. Reasons for difference if any, between (10 & 11) - (10 & 15) (11 & 15) | Not Applicable

17. Certifying the details of changes in share capital during the quarter under consideration as per table below:

Particulars	No. of shares	Applied / not applied for listing	Listed on stock Exchanges (specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In Principle Approval pending for SE (Specify names)
Rights	2422	Applied	BSE, NSE, Ahmedabad SE, Madras SE, Calcutta SE, Delhi SE.	Yes	Yes	None

*** Rights, Bonus, preferential issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)

18. Register of members is updated (Yes / No) If yes updated up to which date : Yes, 31st March,2010

19. Reference of previous quarter with regards to excess Dematerialized Shares, if any : NIL

20. Has the company resolved the matter mentioned in point no. 19 above in the current quarter? If not, reason why? : NOT APPLICABLE

21. Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay. : Based on test check we have observed that during this quarter all Demat requests have been processed within 21 days.

Total no. of Demat requests confirmed after 21 days	No. of requests	No. of shares	Reasons for delay

Pending for more than 21 days	Nil	Nil	Nil

22. Name, Telephone & Fax No. of the Compliance Officer of the Co. : Mr. Shyamal Sinha
GM Compliance
E-mail: gm.compliance@sbi.co.in
Tel. No: 22741450, 22021392

FILE NO. 82.4524

23. Name, Address, Tel. & Fax No., Registration No. of the certifying CA/CS : M/s Sudit K. Parekh & Co,
Chartered Accountants,
Ballard House, 2nd Floor,
Adi Marzban Path,
Ballard Pier, Fort,
Mumbai 400 001.
Tel. No. 6617 8000
Fax No. 6617 8002
Reg. No. 110512W

24. Appointment of common agency for share registry work :

If yes, (name and address)	Datamatics Financial Services Ltd. Plot No.A-16 & A-17, Part B Cross Lane, MIDC Marol, Andheri (E), Mumbai-400093.

25. Any other details that the CA/CS may like to provide (e.g. BIFR Company, delisting from SE) : NIL

FOR SUDIT K. PAREKH & CO.
Chartered Accountants


SUDIT K. PAREKH & CO.
MUMBAI
CHARTERED ACCOUNTANTS

(D. S. KHATRI)
Partner
M. No. 16316
Mumbai; dated: 6th April, 2010.



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date :
09.04.2010
Ref. No. :
CC/S&B/VKJ/ 80

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT: CLAUSE 41
AUDITED WORKING RESULTS OF STATE BANK OF INDIA
FOR THE YEAR ENDED 31ST MARCH, 2010

We enclose for your information a copy of our letter No. CC/S&B/VKJ/0051 dated 09.04.2010addressed to the Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,



General Manager

Encl. as above



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 09.04.2010
Ref. No. : CC/S&B/VKJ/0051

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT
AUDITED WORKING RESULTS OF STATE BANK OF INDIA
FOR THE YEAR ENDED 31ST MARCH, 2010

In terms of Clause 41 of the Listing Agreement with the Exchange, we have to advise that the audited working results of the Bank for the year ended 31st March 2010 will be published within a period of 60 days of the close of the accounting year. As such, the unaudited results for the quarter-ended 31.03.2010 will not be published and given to the Stock Exchanges.

Yours faithfully,



(Man Mohan Pathak)
General Manager



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date :
Ref. No. 09.04.2010
CO/S&B/VKJ/ 65

INFORMATION SUBMITTED UNDER RULE 14g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35
SHAREHOLDING PATTERN AS ON 31ST MARCH 2010

We enclose for your information, a copy of our letter No.CO/S&B/VKJ/0052 dated 09.04.2010 addressed to the Bombay Stock Exchange, Mumbai.

Yours faithfully,


(Man Mohan Pathak)
General Manager

Encl. as above



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय, तिसरा मजला,
वर्मा चेंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
शेयर एवं बॉंड विभाग, केन्द्रीय कार्यालय, तीसरी मंजिल,
वर्मा चैंबर्स, 11, होमजी पथ, हॉर्निमन सर्कल, फोर्ट, मुंबई - 400 001.
Shares & Bonds Department, Central Office, 3rd Floor, Varma Chambers,
11, Homji Street, Horniman Circle, Fort, Mumbai - 400 001.

Tel. : 022 - 22633462 / 3463 / 3464 / 3465 / 3466 | Fax : 022 - 22633470 / 3471 | E-mail : gm.snb@sbi.co.in

Date :

Ref. No. : 09.04.2010

CO/S&B/VKJ/0052

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Dear Sir/Madam,

SHAREHOLDING PATTERN AS ON 31ST MARCH, 2010

LISTING AGREEMENT : CLAUSE 35

In terms of Clause 35 of the Listing Agreement, we enclose a copy of the shareholding pattern of the Bank as on 31st March, 2010. We also enclose a soft copy of the same which has been e-mailed as well.

Yours faithfully,



(Man Mohan Pathak)
General Manager

Encl. as above

(I)(a) Statement showing Shareholding Pattern

Name of the Company:		STATE BANK OF INDIA						
Code:	SE							
Quarter -ended: 31-Mar-2010								
Face Value 10.00								
Category code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialised form	Total shareholding as a percentage of total number of shares		Shares pledged or otherwise encumbered	
					As a percentage of (A+B)	As a percentage of (A+B+C)	Number of shares	As a percentage
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX) = (VIII)/(IV)*100
(A)	Shareholding of Promoter and Promoter Group							
1	Indian							
(a)	Individuals/Hindu Undivided Family	0	0	0	0.0000	0.0000	0	0.0000
(b)	Central Government/State Government(s)	1	377,207,200	377,207,200	61.5953	59.4137	0	0.0000
(c)	Bodies Corporate	0	0	0	0.0000	0.0000	0	0.0000
(d)	Financial Institutions / Banks	0	0	0	0.0000	0.0000	0	0.0000
(e)	Any Other (specify)	0	0	0	0.0000	0.0000	0	0.0000
	Sub Total (A)(1)	1	377,207,200	377,207,200	61.5953	59.4137	0	0.0000
2	Foreign							
(a)	Individuals (Non-Resident Individuals/Foreign Individuals)	0	0	0	0.0000	0.0000	0	0.0000
(b)	Bodies Corporate	0	0	0	0.0000	0.0000	0	0.0000
(c)	Institutions	0	0	0	0.0000	0.0000	0	0.0000
(d)	Any Other (specify)	0	0	0	0.0000	0.0000	0	0.0000
d-i		0	0	0	0.0000	0.0000	0	0.0000
d-ii		0	0	0	0.0000	0.0000	0	0.0000
	Sub Total (A)(2)	0	0	0	0.0000	0.0000	0	0.0000
	Total Shareholding of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	1	377,207,200	377,207,200	61.5953	59.4137	0	0.0000
(B)	Public shareholding						N.A	N.A



Shares & Bonds Dept
CORPORATE CENTRE
SBI



DATAMATICS FIN. SER.

1	**Institutions**						N.A	N.A
(a)	Mutual Funds/UTI	284	27,627,821	27,598,841	4.5114	4.3516		
(b)	Financial Institutions / Banks	75	1,615,813	1,602,623	0.2639	0.2545		
(c)	Central Government/State Government(s)	4	123,328	1,370	0.0201	0.0194		
(d)	Venture Capital Funds	0	0	0	0.0000	0.0000		
(e)	Insurance Companies	27	81,594,605	81,593,355	13.3238	12.8519		
(f)	Foreign Institutional Investors	556	64,200,731	64,097,506	10.4835	10.1122		
(g)	Foreign Venture Capital Investors	0	0	0	0.0000	0.0000		
(h)	Any Other (specify)	0	0	0	0.0000	0.0000		
(h-i)		0	0	0	0.0000	0.0000		
(h-ii)		0	0	0	0.0000	0.0000		
	Sub Total (B)(1)	946	175,162,298	174,893,695	28.6028	27.5897		
2	**Non-Institutions**						N.A	N.A
(a)	Bodies Corporate	4,714	19,735,498	19,649,455	3.2227	3.1085		
(b)	Individuals							
i)	Individuals - shareholders holding nominal share capital up to Rs 1 Lakh	717,835	36,857,321	24,498,100	6.0185	5.8054		
ii)	Individual shareholders holding nominal share capital in excess of Rs. 1 Lakh	55	1,961,916	1,961,916	0.3204	0.3090		
(c)	Any Other (specify)	0	0	0	0.0000	0.0000		
(c-i)	Non Resident Indian	5,576	695,428	672,995	0.1136	0.1095		
(c-ii)	Trusts	157	361,510	332,337	0.0590	0.0569		
(c-iii)	OCB	5	1,080	680	0.0002	0.0002		
(c-iv)	Foreign National	4	297	297	0.0000	0.0000		
(c-v)	Foreign Body Corporates	3	42,769	42,769	0.0070	0.0067		
(c-vi)	Clearing Member	440	371,237	371,237	0.0606	0.0585		
	Sub Total (B)(2)	728,789	60,027,056	47,529,786	9.8020	9.4548		
	Total Public Shareholding (B)=(B)(1)+(B)(2)	729,735	235,189,354	222,423,481	38.4047	37.0445	N.A	N.A
	Total (A+B)	729,736	612,396,554	599,630,681	100.0000	96.4582		
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	22,486,090	22,486,090	xxxx	3.5418	N.A	N.A
	GRAND TOTAL (A)+(B)+(C)	729,737	634,882,644	622,116,771	xxxx	100.0000	0	0.0000




(I)(c)	Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares				31-Mar-2010
Sr. No.	DP ID	Client Id	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1			LIFE INSURANCE CORPORATION OF INDIA GROUP	75080698	11.8259
TOTAL				75080698	11.8259


भारतीय स्टेट बैंक
Shares & Bonds
CORPORATE

DATAMATICS FIN. SER. LTD.
MUMBAI

(I)(b) **Statement showing Shareholding of persons belonging to the category Promoter and Promoter Group**

31-Mar-2010

Sr. No.	DP ID	Client Id	Name of the shareholder	Total Shares held		Shares pledged or otherwise encumbered		
				Number of shares	As a percentage of grand total (A)+(B)+(C)	Number	As a percentage	As a % of grand total (A)+(B)+(C) of sub clause (I)(a)
(I)			(II)	(III)	(IV)	(V)	(VI) = (V)/(III)*100	(VII)
1	13019300	00307638	PRESIDENT OF INDIA	377207200	59.4137	0	0.0000	0.0000
TOTAL				**377207200**	**59.4137**	**0**	**0.0000**	**0.0000**


भारतीय स्टेट बैंक / SBI
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.
CORPORATE CENTRE


DATAMATICS FIN. SER. LTD.
MUMBAI

(II)(b)	Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares					31-Mar-2010
Sr. No.	DP ID	Client Id	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1			THE BANK OF NEW YORK MELLON	GDR	22486090	3.5418
TOTAL					22486090	3.5418




(II)(a)	Statement showing details of Depository Receipts (DRs)			
				31-Mar-2010
Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	GDR	11243045	22486090	3.5418
TOTAL		11243045	22486090	3.5418



भारतीय स्टेट बैंक
SBI
Shares & Bonds Dept.
CORPORATE CEN



DATAMATICS FIN. SER. LTD.

(I)(d)	Statement showing details of lock-in shares				
					31-Mar-2010
Sr. No.	Name of the shareholder	Category of Shareholder	Lock in date	Number of lock-in shares	Lock-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
TOTAL				0	0


भारतीय स्टेट बैंक
SBI
शेयर एवं बाण्ड विभाग
Shares & Bonds Dept.
कार्पोरेट केंद्र CORPORATE CENTRE


DATAMATICS FIN. SER. LTD.
MUMBAI

(B)(2)(c)(iii) Statement showing Shareholding of persons belonging to the category OCB

31-Mar-2010

Sr. No.	Dpid	Client Id	Name	Shares Held	% To Capital
1	IN302470	10793810	YONKERS FINANCE CORPORATION LIMITED	600	0.0001
2		03081050	CGL HOLDINGS MAURITIUS LTD	350	0.0001
3	12012107	00015841	KHEDA INFIN AND MARKETING PVT LTD	70	0.0000
4		03106131	TAKEOFF ENTERPRISES LTD (MAURITIUS)	50	0.0000
5	12010900	01937032	HEMCHAND FINANCE AND INVESTMENT CONSULTANTS PRIVATE LIMITED	10	0.0000
			TOTAL	1080	0.0002


CORPORATE CENTRE
S.B.I.


DATAMATICS FIN. SER. LTD.
MUMBAI